SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Talen Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87422J105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87422J105

1	Name of Reporting Person: Carlyle/Riverstone Global Energy & Power Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,325,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,325,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,325,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.7%

12	Type of Reporting Person PN

CUSIP No. 87422J105

1	Name of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,325,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,325,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,325,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.7%

12	Type of Reporting Person PN

CUSIP No. 87422J105

1	Name of Reporting Person: C/R Energy GP III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,325,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,325,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,325,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.7%

12	Type of Reporting Person OO

CUSIP No. 87422J105

1	Name of Reporting Person: C/R Energy Jade, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,325,235

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,325,235

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,325,235

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.7%

12	Type of Reporting Person OO

Item 1(a).	Name of Issuer: Talen Energy Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 835 Hamilton Street, Suite 150 Allentown, PA 18101-1179

Item 2(a).	Names of Persons Filing: Carlyle/Riverstone Global Energy & Power Fund III LP Carlyle/Riverstone Energy Partners III, L.P. C/R Energy GP III, LLC C/R Energy Jade, LLC
Item 2(b).

Address or Principal Business Office or, if none, Residence:
The principal business office for each of Carlyle/Riverstone Global Energy & Power Fund III LP,

Carlyle/Riverstone Energy Partners III, L.P., C/R Energy GP III, LLC and C/R Energy Jade, LLC is:

712 Fifth Avenue, 36th Floor

New York, NY 10019

Item 2(c).

Citizenship:
Each of Carlyle/Riverstone Global Energy & Power Fund III LP and Carlyle/Riverstone Energy Partners III, L.P. is a Delaware limited partnership.

Each of C/R Energy GP III, LLC and C/R Energy Jade, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01
Item 2(e).	CUSIP Number: 87422J105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
The percent of class provided for each reporting person below is based on 128,508,921 outstanding shares of common stock. 1. Carlyle/Riverstone Global Energy & Power Fund III LP
	a.	Amount beneficially owned: 16,325,235
	b.	Percent of class: 12.7%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 16,325,235
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 16,325,235

2. Carlyle/Riverstone Energy Partners III, L.P.
a.	Amount beneficially owned: 16,325,235
b.	Percent of class: 12.7%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 16,325,235
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 16,325,235

3. C/R Energy GP III, LLC
a.	Amount beneficially owned: 16,325,235
b.	Percent of class: 12.7%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 16,325,235
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 16,325,235

4. C/R Energy Jade, LLC
a.	Amount beneficially owned: 16,325,235
b.	Percent of class: 12.7%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 16,325,235
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 16,325,235

The reporting persons beneficially own 16,325,235 shares of common stock Talen Energy Corporation.

C/R Energy Jade LLC (“Jade”) is the record holder of 16,325,235 shares of common stock of Talen Energy Corporation. C/R Energy GP III, LLC (“Ultimate GP”) is the general partner of Carlyle/Riverstone Energy Partners III, L.P. (“C/R GP”), which is the general partner of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (“Fund III LP”) which is the controlling member of Jade. Each of Ultimate GP, C/R GP and Fund III LP may be deemed to indirectly own the common stock directly owned by Jade.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2016	CARLYLE/RIVERSTONE GLOBAL ENERGY & POWER FUND III, LP

By Carlyle/Riverstone Energy Partners III, L.P., its general partner

By C/R Energy GP III, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.

By C/R Energy GP III, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

C/R ENERGY GP III, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

C/R ENERGY JADE, LLC

By Carlyle/Riverstone Global Energy & Power Fund III, L.P., its controlling member

By Carlyle/Riverstone Energy Partners III, L.P., its general partner

By C/R Energy GP III, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

[Signature Page — Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement